14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

March 11, 2011

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn:	H. Roger Schwall Sirimal R. Mukerjee Laura Nicholson

Re:

Gulfport Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2010

Current Report on Form 8-K

Filed December 7, 2010

File No. 0-19514

Ladies and Gentlemen:

Gulfport Energy Corporation, a Delaware corporation (the “Company”), by its letter dated March 9, 2011, responded to the letter dated March 4, 2011 (the “Second Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) and Current Report on Form 8-K (“Form 8-K” and collectively with the Form 10-K and the Proxy Statement, the “Reviewed Filings”), each filed with the Securities and Exchange Commission (the “Commission”) on the dates referenced above.

On March 10, 2011, the Company received a request, by telephone, to clarify certain portions of the Company’s proposed disclosure in response to Comment 1 of the Second Comment Letter. More specifically, the Company was asked to expand on its environmental insurance coverage, the scope of its property damage coverage and the amount of its deductibles.

United States Securities and Exchange Commission

March 11, 2011

In response to the Staff’s telephonic request, the Company has revised its proposed disclosure to Comment 1 of the Second Comment Letter to read as follows:

The oil business involves a variety of operating risks, including the risk of fire, explosions, blow outs, pipe failures and, in some cases, abnormally high pressure formations which could lead to environmental hazards such as oil spills, natural gas leaks and the discharge of toxic gases. If any of these should occur, we could incur legal defense costs and could be required to pay amounts due to injury, loss of life, damage or destruction to property, natural resources and equipment, pollution or environmental damage, regulatory investigation and penalties and suspension of operations.

In accordance with what we believe to be industry practice, we maintain insurance against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties for operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our oil and gas properties, operational control of certain wells, oil pollution, third party liability, workers compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery. Additionally, our insurance is subject to exclusion and limitations, and there is no assurance that such coverage will fully or adequately protect us against liability from all potential consequences, damages and losses. Any of these events could cause a significant disruption to our business. For example, we experienced production interruptions in 2005 and 2006 from Hurricanes Katrina and Rita and, in 2008, from Hurricanes Gustav and Ike. A loss not fully covered by insurance could have a material adverse affect on our financial position, results of operation and cash flows.

Currently, we have general liability insurance coverage with an annual aggregate limit of up to $21.0 million which includes environmental impairment coverage for the effects of onshore and offshore pollution on third parties arising from our operations. For our offshore West Cote Blanch Bay properties, we also have a $25.0 million property physical damage policy which insures against most operational perils, such as explosions, fire, vandalism, theft, hail and windstorms, provided, however, that this policy is limited to $10.0 million for damages arising as a result of a named windstorm. In the event of a loss of under this policy, we have up to $6.6 million of business interruption coverage available after a 90 day waiting period. All of our insurance coverage includes deductibles of up to $500,000 per occurrence ($1.5 million in the case of a named windstorm) that must be met prior to recovery. Additionally, our insurance is subject to customary exclusions and limitations. We reevaluate the purchase of insurance, policy terms and limits annually each May. Future insurance coverage for our industry could increase in

United States Securities and Exchange Commission

March 11, 2011

cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.

At the depths and in the areas in which we operate, and in light of the vertical and directional drilling that we undertake, we typically do not encounter high pressures or extreme drilling conditions. Accordingly, we typically do not carry a control of well policy, although we currently have such coverage in place for two specific wells we are drilling this year. We also require all of our third party vendors to sign master service agreements in which they agree to indemnify us for injuries and deaths of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

March 11, 2011

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408.

Sincerely,

/s/ Michael G. Moore
Name:	Michael G. Moore
Title:	Vice President, Chief Financial Officer and Secretary